SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Newtyn Management, LLC

60 East 42nd St, 9th Floor

New York, NY 10165

Attention: Noah G. Levy

(212) 446-2460

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Newtyn Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,117,299
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,117,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,117,299
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Newtyn TE Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 684,796
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 684,796

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,796
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Newtyn Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,802,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,802,095

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,095
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105

Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Newtyn Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,802,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,802,095

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,095
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Ledo Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,802,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,802,095

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,095
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105

Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS Noah Levy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,802,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,802,095

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,095
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 366505105

Page 8 of 11 Pages

Explanatory Note

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC and Mr. Noah Levy (collectively, the “Reporting Persons”) on October 27, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

NP and NTE invested a total of approximately $32,042,893 to purchase 1,802,095 Shares (excluding commissions). The source of funds was NP and NTE’s capital available for investment. NP and NTE may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

On January 11, 2021, the Company entered into a Plan Support Agreement (including the term sheet attached thereto, the “Plan Support Agreement”) with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (as defined therein), setting forth the terms by which the foregoing parties committed to provide capital to the Company in connection with its plan of reorganization. The Plan Support Agreement amended and restated the Third A&R Coordination Agreement, entered into by the Equity Commitment Parties, Honeywell and the Consenting Noteholders on December 22, 2020. The Plan Support Agreement is filed as Exhibit 99.1 hereto and incorporated by reference.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 4, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 57.6% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, the Reporting Persons beneficially own 1,802,095 Shares in the aggregate, representing 2.4% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

(b)	The Reporting Persons have shared voting power and shared investment power with respect to the Shares beneficially owned by the Reporting Persons pursuant to the relationships described in Item 2(a).

CUSIP No. 366505105

Page 9 of 11 Pages

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Plan Support Agreement, dated January 11, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Garrett Motion Inc. on January 11, 2021).

CUSIP No. 366505105

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

Newtyn Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn TE Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

/s/ Noah Levy
Noah Levy

CUSIP No. 366505105

Page 11 of 11 Pages

SCHEDULE A

Transactions in Shares effected in the last 60 days

(all purchases and sales effected on the OTC Pink Market)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)	Fund
1/4/2021	BUY	60,112	4.402	Newtyn Partners, LP
1/4/2021	SELL	-60,112	4.399	Newtyn TE Partners, LP
1/6/2021	BUY	41,732	4.629	Newtyn Partners, LP
1/6/2021	BUY	25,578	4.629	Newtyn TE Partners, LP
1/7/2021	BUY	10,502	4.734	Newtyn Partners, LP
1/7/2021	BUY	6,437	4.734	Newtyn TE Partners, LP
1/8/2021	BUY	38,965	4.663	Newtyn Partners, LP
1/8/2021	BUY	23,881	4.663	Newtyn TE Partners, LP